May 9, 2005

Al Rodriguez
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Vialta, Inc. Form 10-K for the year ended December 31, 2004 Filed March 31, 2005 File No. 0-32809

Dear Mr. Rodriguez:

               Vialta, Inc. (the “Company”) received a letter, dated April 12, 2005 (the “Comment Letter”), from the Commission’s staff (the “Staff”) containing comments on the Company’s Form 10-K for the year ended December 31, 2004 (the “Form 10-K”). The Company has the following responses to the Staff’s comments:

Note 5 – Content Licenses, page 38

     We refer to your disclosure with regard to the outstanding $5M of a $10M note that has been fully reserved due to uncertainties regarding its collection. In addition, we note your discussion on page 12 with respect to the $10M license fee to Artisan Entertainment that included a $5M note that matures in April 2005. In this regard, we need the following clarifications.

1.	It appears from the context of your discussion on page 12 that you may have a note payable to Artisan Entertainment. Describe to us the nature of the transaction that gave rise to the note.

As disclosed on page 12 of the Form 10-K, during 2002, the Company entered into an agreement to license feature film content from Artisan Entertainment (“Artisan”) to use as part of the Company’s ViMagazine product, a project that the Company terminated by December 31, 2002.

Under the license agreement the Company received the option to purchase the rights to use three programming packages from Artisan. The prices were $5.0 million for the first package, $3.5 million for the second package and $1.5 million for the third package.

In conjunction with the license agreement, in January 2002, the Company made an advance payment of $10 million to Artisan in the form of a subordinated note receivable from Artisan. The agreement provided for the note receivable to be reduced by the purchase price of any of the packages that the Company elected to purchase. Any remaining amount of the note was to be repaid in 2005. During 2002, the Company purchased the rights to use the first package. Accordingly, the note receivable was reduced from $10 million to $5 million.

The Company never issued a note payable to Artisan.

2.	Tell us the conditions or factors that contributed to your decision to fully reserve the note in 2002. In addition, tell us why you believe considering the fact that you have been able to receive interest payments that collectibility of the note is still uncertain.

In December 2002, the Company decided to stop its research and development efforts in connection with ViMagazine and its other ViDVD projects. All efforts ceased, and through December 31, 2004, the Company has never recorded any revenues related to ViMagazine or its other ViDVD projects.

As discussed above, the Company originally made the $10 million advance payment to Artisan (in the form of a note receivable) for the option to acquire the rights to the programming packages. The Company was not in the business of loaning money to private companies for interest income. The Company would not have lent the money to Artisan if the Company had not been interested in obtaining the rights to the programming packages. In December 31, 2002, when the Company decided not to pursue the ViMagazine / ViDVD business, the only manner of recovering the remaining $5 million note receivable from Artisan was to wait until maturity of the note in 2005.

In December 31, 2002, the Company had to make an assessment regarding the recoverability of the $5 million note receivable from Artisan. At that time, Artisan Entertainment was a privately held company. Artisan’s attempt to go public was unsuccessful. Artisan withdrew its Registration Statement on Form S-1 (Registration No. 333-30722). At that time, Artisan had a negative net tangible book value of approximately $49 million. The Company made various attempts to obtain current financial statements from Artisan. Since these attempts were not successful and there was no evidence of the ability of Artisan to repay the note receivable at maturity, the Company concluded that there was significant uncertainty as to the recoverability of the note and wrote off the $5 million note receivable balance. The charge for the write off, the impairment charge for the first programming package that had been purchased for $5 million and other costs were properly expensed in 2002 as “amortization and impairment of content licenses”.

Even though the Company decided in December 31, 2002 that there was sufficient uncertainty regarding the recoverability of the Artisan receivable such that the write-off was required, the note was repaid in full on April 28, 2005. As a result the Company will recognize the recovery in the quarter ending June 30, 2005.

Note 6 – Inventories and Product Costs, page 39

With regards to your disclosure that prior to September 30, 2002 you fully reserved for all of your inventory costs as a result of not having experience selling “Beamer” and significant uncertainty regarding your ability to recover the costs we have the following comments.

3.	In light of the nationwide launch of Beamer and subsequent shipments of the product, tell us of your basis for concluding that the inventory needed to be fully reserved.

In response to the comment we supplementally provide the Staff the following summary of our conclusions on the inventory accounting Beamer product in 2002:

Background
Vialta, Inc. was formed in April 1999. The Company initially developed ViDVD, a consumer electronics product that included a multi-functional DVD player and provided internet access. Through December 31, 2001, the Company incurred losses of $60 million, primarily related to research, development and marketing efforts related to ViDVD. However, the Company was unsuccessful in getting this product to the market. Although the product development was completed, the Company never recorded any sales for ViDVD.

During the second quarter of 2002, the Company began to focus on development of its new consumer product, Beamer, a personal phone video station which allows users to add color video to their phone calls using their existing phone over a standard analog phone line. The Company placed significant orders for components from suppliers and finished product from its subcontract manufacturer.

Accounting for Beamer product costs up to September 30, 2002

In preparing the financial statements for the quarter ended September 30, 2002, the Company determined that its Beamer inventory should be fully reserved because realization of this inventory was uncertain for the following reasons:

1. The Company had been unsuccessful in the past in developing, marketing and selling a consumer electronics product. The Company spent significant funds in developing the ViDVD and building ViDVD inventories. No ViDVD sales were ever recorded by the Company and the project was canceled.

2. The Beamer was a new product for the Company, and it was uncertain whether the Beamer would gain market acceptance. To the Company’s knowledge, there had not been any comparable product in the market, which made market acceptance even more uncertain.

3. As of September 30, 2002, the Company had produced approximately 57,000 units, but end users had purchased only 200 units. The amount of units purchased by end users was insignificant in relation to the amount held in the Company’s inventories.

Because of these significant uncertainties regarding what proportion of the inventories should be reserved and the possibility that substantially all of the units would not be realized, the Company concluded that it was appropriate to fully reserve against all units through September 30, 2002.

Accounting for Beamer costs after September 30, 2002

In preparing the financial statements for the year ended December 31, 2002, the Company decided not to reserve for Beamer inventory purchased or produced during the quarter ended December 31, 2002 for the following reasons:

1. The Beamer product received positive market acceptance in the quarter ended December 31, 2002. The Company entered into more sales agreements with prominent retailers and distributors during the quarter ended December 31, 2002. Orders from retailers and distributors also increased significantly during the quarter ended December 31, 2002.

2. During the quarter ended December 31, 2002, the Beamer received positive product reviews from Time Magazine, the Wall Street Journal and other publications.

3. During the quarter ended December 31, 2002, approximately 15,000 units were shipped to end users through retailers, distributors and other channels, compared to only about 200 units shipped during the quarter ended September 30, 2002.

Based on the above factors the Company concluded that no reserve was required for Beamer inventories produced during the quarter ended December 31, 2002.

The decision to fully reserve all Beamer units as of September 30, 2002 was disclosed on page 12 (in “ITEM 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations”) on the Form 10-Q for the quarter ended September 30, 2002. Details of the reserve were also disclosed in Note 4, on page 8, of that report.

The decision that no reserve was required for Beamer inventories produced during the quarter ended December 31, 2002 was disclosed on page 9 (in “Item 7: Management’s Discussion and Analysis of Financial Condition and Results of

Operations”) on the Annual Report on Form 10-K for the year ended December 31, 2002. Details of the reserve were also disclosed in Note 6, on page 37, of that report.

4.	Tell us the reasons that factor in your decision to restore the recovery of previously written off inventory.

For all of the years presented in the Annual Report on Form 10-K for the year ended December 31, 2002, the Company fully complied with the guidance on SEC Staff Accounting Bulletin No. 100 that a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

There was no release of reserves or recovery of costs of previously written off inventory prior to the sale or disposal of the inventory.

As presented on the inventories schedule in the Note 6, page 39, on the Form 10-K, all reversals of the reserves are for products that were sold or otherwise disposed of.

5.	Explain the reason behind the additional reserve taken in December 31, 2003. Clarify if the reserve is for previously restored inventory write off or for the purchase of new inventory.

No additional inventory reserve was recorded by the Company during the year ended December 31, 2003. As disclosed in Note 4 to the condensed consolidated financial statements included in the Form 10-Q for the quarter ended September 31, 2004 and in Note 6 to consolidated financial statements reported on the Form 10-K, the Company provided an additional reserve of $3.4 million for slow moving and obsolete inventory during the third quarter of 2004.

The reasons behind the additional reserve of $3.4 million taken during the third quarter of 2004 were as follows:

1.	$2.0 million related to Beamer finished goods inventory produced in accordance with unique specifications (language customization, customized functional capabilities, product design, etc) required by a major Chinese customer to be sold in China. During the third quarter of 2004 this customer refused to accept delivery of this inventory and notified the Company that it no longer would purchase any Beamer product. This inventory is not readily resalable to other customers and requires considerable costs to conform to Beamer product specifications for distribution in the U.S. or in any other country. Based on this, the Company decided to fully reserve against this inventory as its realization is not certain. This resulted in a reserve of this inventory to reflect its net realizable value and a charge to cost of goods sold.

2.	In preparing the financial statements for the quarter ended September 30, 2004 the Company established a provision of $1.4 million for inventories that were in excess of projected customer demand. Creation of such provision resulted in a write-down of these inventories to net realizable value and a charge to cost of goods sold.

The additional reserve was not for previously restored inventory write off as the Company does not release reserves or recover costs of previously written off inventory prior to the sale or disposal of the inventory as is further explained in the answer to Comment 4 above.

6.	Since it appears that you do not manufacture your products as disclosed on page 6, explain why you have a reserve allocated to raw material for $1.6M as of December 31, 2004.

In response to the comment we supplementally provide the Staff following information:

As disclosed on page 6 (in the “Manufacturing” paragraph) of the Form 10-K, the Company’s products are currently manufactured by contract manufacturers located in China. To facilitate the manufacturing process, the Company purchases and provides its subcontractors with certain raw materials and components required to manufacture its products. Most of these raw materials are customized for the product and have a long ordering lead time (e.g. LCD screens, etc). Accordingly, to secure timely manufacturing of its products, the Company purchases such raw materials in advance, based on the Company’s long term sales forecasts. If these sales forecasts are not realized, the Company owns raw materials for more equivalent units of its products than it is able to sell in a reasonable period of time before such products may become obsolete. As these raw materials are manufactured for the Company’s custom use, they are not readily resalable in case they are not used in our products.

               The provision of $1.6 million as of December 31, 2004 is for purchased raw materials and components that were in excess of required raw materials for manufacturing process to satisfy projected customer demand for the Company’s products.

Sincerely,

/s/ William Scharninghausen